Filed Pursuant to Rule 433 Registration Statement No. 333-282565
AUTOCALLABLE LEVERAGED INDEX RETURN NOTES® (LIRNs®)

Autocallable LIRNs® Linked to an International Equity Index Basket

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only, assume that the notes are not called on any Observation Date and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value

Hypothetical Redemption Amount per Unit(1)

Hypothetical Total Rate of Return on the Notes

-100.00%

$0.00

-100.00%

-75.00%

$2.50

-75.00%

-50.00%

$5.00

-50.00%

-20.00%

$8.00

-20.00%

-10.00%

$9.00

-10.00%

-5.00%

$9.50

-5.00%

0.00%(2)

$10.00

0.00%

10.00%

$11.90

19.00%

20.00%

$13.80

38.00%

30.00%

$15.70

57.00%

40.00%

$17.60

76.00%

50.00%

$19.50

95.00%

(1)The Redemption Amount per unit is based on the hypothetical Participation Rate.

(2)This hypothetical percentage change corresponds to the Threshold Value.

Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure

An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index® (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index® and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the FTSE® China 50 Index will be given an initial weight of 5.00%.

Automatic Call	The notes will be called automatically on the Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Date	Approximately one year from the pricing date
Call Amounts	$11.00 if called on the Observation Date
Payout Profile at Maturity	●[180.00% to 200.00%] leveraged upside exposure to increases in the Market Measure ●1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Participation Rate	[180.00% to 200.00%], to be determined on the pricing date.
Threshold Value	100.00% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988224042542/bns_424b2-24343.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●If the notes are not automatically called, depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●If the notes are called, your return on the notes is limited to the return represented by the Call Premium.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●Your investment return may be less than that of a comparable investment directly in the stocks included in the Basket Components.

●Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●You will have no rights of a holder of the securities included in the Basket Components and you will not be entitled to receive securities or dividends or other distributions by the issuers of the securities included in the Basket Components.

●Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

●Recent executive orders could adversely affect your investment in the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.